Resolution on Merger decision

On February 19, 2016, the Board of Directors of POSCO resolved to acquire and merge POSCO GREEN GAS TECHNOLOGY, one of the subsidiaries into POSCO. The type of merger is a “small scale merger”, which is based on the Article 527-3 of the Commercial Law(Korea).

The information in detail is as follows :

Enhancing the shareholders’ value by :
Purpose of the Merger	- increasing operational efficiency - creating synergies between businesses

Effect on Management
As of the public disclosure date, POSCO holds a 100% stake in POSCO
GREEN GAS TECHNOLOGY. The merger ratio is 1:0, and POSCO will not be issuing new shares. The status of largest shareholder of POSCO stays the same.
On the completion of merger, POSCO will remain as a surviving company.

Other information for investors
By the Article 527-3 of the Commercial Law(Korea), in the case of small scale merger, appraisal right by stockholders of POSCO is not applicable.
By the Article 527-4 of the Commercial Law(Korea), this merger may be canceled if more than 20% stockholders of surviving company notice objection on merger in writing within two weeks from merger
announcement day. The merger will be approved by The Board of
Directors on March 25, 2016.

<Company profile>

Company Name	POSCO GREEN GAS TECHNOLOGY

Main Business	Sales of Synthetic Natural Gas

Financial status(2014) (in KRW)

Total Asset	894,226,037,501	Total Capital	68,260,000

Total Liabilities	214,914,628,914	Sales revenue	—

Total Equity	679,311,408,587	Net profit	-3,288,591,413

<Timeline>

Resolution on merger decision(The Board of Directors)	February 19, 2016

Notice of Closing of the Shareholders Registry	February 22, 2016

Conclusion of a contract	February 26, 2016

Record date for Closing of the Shareholders Registry	March 8, 2016

Period for Closing of the Shareholders Registry	March 9, 2016~ March 16, 2016

Merger announcement	March 9, 2016

Period for Receiving Shareholders’ Objection on merger	March 9, 2016~ March 23, 2016

Resolution on merger approval(The Board of Directors)	March 24, 2016

Notice of Receiving Creditors’ Objection on merger	March 29, 2016

Period for Receiving Creditors’ Objection on merger	March 30, 2016~ April 30, 2016

Date of merger	May 1, 2016

Notice of completion of merger (Approval of the Board of Directors required)	May 13, 2016

Registration of merger	May 16, 2016

*The timeline may be adjusted.

*If you wish to object to the merger, please contact Jayne Whalen at Computershare at 201-222-4412 for the objection form. Completed form needs to be faxed to Citibank, N.A., as Depositary, prior to 4:00 p.m. (New York City time) on March 18th, 2016 at 201-222-4593 (attn.: Jayne Whalen).